EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,	Year ended December 31,
	2011	2010(A)	2009	2008	2007	2006
	(In thousands)
Earnings:
Income (loss) from continuing operations and before income taxes	($71,997)	$122,450	($113,866)	($106,599)	($107,348)	($115,486)
Add: Fixed Charges	3,069	9,367	11,097	14,124	14,326	12,058

Earnings, as defined	($68,928)	$131,817	($102,769)	($92,475)	($93,022)	($103,428)

Fixed Charges:
Interest expense & amortization of debt issuance costs	$2,873	$8,399	$10,129	$13,156	$13,358	$11,066
Estimated interest component of rent expense	196	968	968	968	968	992

Fixed Charges	$3,069	$9,367	$11,097	$14,124	$14,326	$12,058

Deficiency of earnings available to cover fixed charges (in millions)	$(72.0)	—	$(113.9)	$(106.6)	$(107.3)	$(115.5)

Ratio of earnings to fixed charges(B)	—	14.1	—	—	—	—

(A)	Total revenue for the year ended December 31, 2010 includes $175.0 million from the sale of our worldwide development and commercialization rights to danoprevir to Roche in October 2010, which is characterized as collaboration revenue in our consolidated statement of operations for 2010.
(B)	We currently do not have any preferred stock outstanding and we have not paid any dividends on preferred stock, therefore, the ratio of earnings to fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges